Filed by Launch Two Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.
Commission File No.: 001-42306

As previously disclosed, on June 25, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NuCube Energy, Inc., a Delaware corporation (“NuCube”).

On September 1, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Nuclear power is becoming smaller, simpler, and more deployable.

We are developing the NuSunᵀᴹ platform as a factory-built microreactor designed to deliver firm, carbon-free power and high-temperature heat on site.

Unlike large conventional plants built around a single location, modular microreactors are designed to bring energy closer to where it is needed. For NuCube, that means one platform aimed at three core markets: microgrids and remote sites, industrial heat, and data centers or other behind-the-meter energy users.

The goal? Productize nuclear energy for repeatable deployment.

Learn more: <Link to NuCube’s Website>

NuCube X Post:

Nuclear power, productized for modular deployment.

We are developing the NuSunᵀᴹ platform to deliver firm, carbon-free power and high-temperature heat on site for microgrids and remote sites, industrial heat, and data centers or other behind-the-meter energy users.